EXHIBIT 12
THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Six Months Ended June 24, 2012	For the Years Ended
(In thousands, except ratio)		December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008	December 30, 2007
(Loss)/earnings from continuing operations before fixed charges
(Loss)/income from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$(104,179)	$123,434	$130,881	$(46,410)	$(143,150)	$48,042
Distributed earnings from less than fifty-percent owned affiliates	5,819	3,463	8,325	2,775	35,733	7,979
Adjusted pre-tax (loss)/earnings from continuing operations	(98,360)	126,897	139,206	(43,635)	(107,417)	56,021
Fixed charges less capitalized interest	33,353	90,278	92,357	88,096	53,833	48,111
(Loss)/earnings from continuing operations before fixed charges	$(65,007)	$217,175	$231,563	$44,461	$(53,584)	$104,132
Fixed charges
Interest expense, net of capitalized interest(1)	$31,039	$85,693	$86,301	$83,124	$48,191	$43,228
Capitalized interest	14	427	299	1,566	2,639	15,821
Portion of rentals representative of interest factor	2,314	4,585	6,056	4,972	5,642	4,883
Total fixed charges	$33,367	$90,705	$92,656	$89,662	$56,472	$63,932
Ratio of earnings to fixed charges(2)	—	2.39	2.50	—	—	1.63

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Annual Report on Form 10-K for the year ended December 25, 2011 for The New York Times Company (the “Company”).

(1)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(2)	In 2012, 2009 and 2008, earnings were inadequate to cover fixed charges by approximately $98 million, $45 million and $110 million, respectively, due to certain charges in each year.